

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

Anna Pinedo
Partner
InMode Ltd.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY, 10020

> **Re: InMode Ltd.**
> **Schedule 13D filed January 16, 2025 by Moshe Mizrahy**
> **File No. 005-91402**

Dear Anna Pinedo:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13D filed January 16, 2025

General

1. We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on January 16, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

3. We note the disclosure in Item 3 that "[t]he Reporting Person acquired 1,524,196 Shares [ ] in multiple open market transactions [ ] as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference . . .." Under Item 5(c),

however, the disclosure states "[n]one." Please revise or advise. If the Schedule 13D is amended to include the required information, please be advised that Item 5(c) requires a description of "any transactions in the class of securities reported on that were effected during the past sixty days." The associated Instruction requires that description to include, at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or, in his absence, Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions